Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 3, 2012

VIA EDGAR TRANSMISSION

Mr. Howie Hallock
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”) Securities Act Registration No: 333-17391 Investment Company Act Registration No: 811-07959 Huber Capital Diversified Large Cap Value Fund (S000039416)

Dear Mr. Hallock:

This correspondence is being filed in response to your oral comments and suggestions of November 19, 2012, to the Trust’s Post-Effective Amendment (“PEA”) No. 454 to its registration statement.  PEA No. 454 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on October 5, 2012, for the purpose of adding a new series to the Trust: Huber Capital Diversified Large Cap Value Fund (the “Fund”).

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

PROSPECTUS COMMENTS

1.
Staff Comment:  With respect to the first paragraph on page 4 of the “Principal Investment Strategies” section, the Staff notes that large capitalization companies are defined as those with market capitalizations in the range of those found in the Russell 1000® Value Index, although the portfolio will generally consist of stocks with a market capitalization of $5 billion or above at time of initial purchase.  The Staff notes further that the disclosure indicates that as of September 30, 2012, the Russell 1000® Value Index market capitalization range was from $299.6 million to $427.6 billion.  It is the Staff’s position that the Fund’s definition of large capitalization companies, as it relates to the Russell 1000® Value Index, uses a range that is somewhat low for large capitalization companies.  Please explain supplementally whether this definition of large capitalization companies is appropriate.  Additionally, please confirm supplementally whether the range disclosed for the Russell 1000® Value Index is as of its most recent reconstitution date and supply the reconstitution date.

Response:  The Trust responds supplementally by stating that it considers the Fund’s definition of large capitalization companies to be appropriate as the Russell 1000® Value Index is a commonly used and understood large cap value index.  In addition, the Prospectus makes clear that the Fund’s portfolio will generally consist of stocks with a market capitalization of $5 billion or greater (which is the median market cap of issues in the index).  Please refer to the Indexes website for a description of the large cap focus of the Index (http://www.russell.com/Indexes/data/fact_sheets/us/Russell_1000_value_Index.asp).  Additionally, the Trust responds by stating that the range provided for the Russell 1000® Value Index will be revised to reflect its most recent reconstitution date.  As of its most recent reconstitution date, June 22, 2012, the market capitalization range for the Russell 1000® Value Index was between $1.4 billion and $368 billion.

2.
Staff Comment: With respect to the last sentence of the first paragraph on page 4 of the “Principal Investment Strategies” section, please revise as necessary to clarify what is meant by the term “payout yields.”  Please make conforming revisions to the Item 9 disclosure.

Response:  The Trust responds by revising the disclosure as follows and by making conforming revisions to the Item 9 disclosure:

“The Fund also normally invests in stocks with high cash dividends or payout yields relative to the market. Payout yield refers to dividend yield (the yield from dividends paid) plus buyback yield (the yield associated with a company buying back its own shares to reduce the number of shares on the market, thereby increasing the earnings per share for the remaining shares).”

3.
Staff Comment: With respect to the second to last sentence of the second paragraph on page 4 of the “Principal Investment Strategies” section, the Staff notes that the disclosure states that the Fund may invest in IPOs and Rule 144A securities.  If the Fund will be investing in such securities as a part of its principal investment strategies, please revise this disclosure to affirmatively state that the Fund will be investing in such securities.  Please make conforming revisions to the Item 9 disclosure.  If the Fund will not be investing in such securities as part of its principal investment strategies, please remove the disclosure from this section.

Response:  The Trust respectfully declines to affirmatively state that it will be investing in these certain securities, as they are not impacted by the Fund’s name (Rule 35d-1).  However, the Trust does respond by revising the disclosure as follows and by making conforming revisions to the Item 9 disclosure:

“The Fund may invest ~~without limit~~ in initial public offerings (“IPOs”) ~~and~~ but not in an amount that exceeds 50% of the Fund’s total assets.  Additionally, the Fund may ~~also~~ invest ~~up to 15% of its total assets~~ in Rule 144A and other restricted securities but not in an amount that exceeds 15% of the Fund’s total assets.”

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

4.
Staff Comment: With respect to the “Investment Policies and Risks” section, specifically the sub-section titled “Restricted Securities” on page B-11, please revise to include disclosure regarding the Trust’s procedures for valuing Rule 144A securities.

Response:  The Trust responds by adding the following disclosure to this section:

“Rule 144A securities are valued in the same manner as an over-the-counter equity security or debt security, as applicable.  Please see the Prospectus for information regarding the valuation of the Fund’s securities.”

5.
Staff Comment: With respect to the “Investment Restrictions” section beginning on page B-14, please revise restriction number 3 so that it relates to all real estate rather than just commercial real estate.

Response:  The Trust responds by stating that the Fund’s investment restriction as drafted is identical to the existing Huber Capital Funds’ investment restrictions and that the Trust would like the Fund to maintain the same investment restrictions as the existing Huber Capital Funds.  The Trust notes further that the disclosure for the existing Huber Capital Funds may not be changed without the consent of the Funds’ shareholders as it is a fundamental investment limitation.

6.
Staff Comment: The Staff notes that the Fund’s Portfolio Manager manages another mutual fund with a similar strategy as the Fund, the Huber Capital Equity Income Fund.  With respect to the “Portfolio Manager” section on page B-29, specifically the sub-section titled “Material Conflicts of Interest,” the Staff directs the Trust to the disclosure that reads: “The Adviser does not anticipate any conflicts of interest between management of the Fund and other funds and accounts managed by the firm.” Please confirm supplementally whether this disclosure applies to the other mutual fund with a similar strategy as the Fund.

Response:  The Trust responds supplementally by confirming that the statement referenced in the Staff’s comment is applicable to the other Huber Capital Funds or any other mutual funds or accounts managed by the firm and that no changes are necessary.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
Secretary, Advisors Series Trust